                                   FORM 6 - K
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer
                       Pursuant to Rule 13a or 15d - 16 of
                       the Securities Exchange Act of 1934

       Selected Slovak Statutory Company Financial Data for the year ended
                               December 31, 2000
                          _____________________________
                            EuroTel Bratislava, a.s.

      (Exact name of co-registrant and parent guarantor as specified in its
                            Articles of Association)
                          _____________________________


                                 Vajnorska 100/A
                                831 03 Bratislava
                                 Slovak Republic
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No       X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):82 N/A

                      Balance Sheet as of December 31, 2000
      (prepared in accordance with Slovak statutory accounting principles)

EuroTel Bratislava, a.s.
Stefanikova 17
811 05 Bratislava

Telephone number: +421 2 4955 5087                 Fax number: +421 2 4955 5069

-------------------------------------------------------------------------------------------------------------
(in thousands SKK)                                                                     Current acc. period
                                                                                             (net)
-------------------------------------------------------------------------------------------------------------
Total Assets                                                                                      12,838,442
-------------------------------------------------------------------------------------------------------------
Receivables from issue of ordinary stock                    (A)                                            0
-------------------------------------------------------------------------------------------------------------
Fixed assets                                                (B)                                    5,562,319
-------------------------------------------------------------------------------------------------------------
 - intangible fixed assets                                  (B.I.)                                   959,827
-------------------------------------------------------------------------------------------------------------
 - tangible fixed assets                                    (B.II.)                                4,601,678
-------------------------------------------------------------------------------------------------------------
 - financial investments                                    (B.III.)                                     814
-------------------------------------------------------------------------------------------------------------
   - investments in equity securities in
     subsidiaries and associated companies                  (B.III.1. + B.III.2.)                        814
-------------------------------------------------------------------------------------------------------------
   - other financial investments                            (B.III.3. Az B.III.5)                          0
-------------------------------------------------------------------------------------------------------------
Current assets                                              (C)                                    5,813,784
-------------------------------------------------------------------------------------------------------------
 - inventories                                              (C.I.)                                   137,129
-------------------------------------------------------------------------------------------------------------
 - long-term receivables                                    (C.II.)                                    3,532
-------------------------------------------------------------------------------------------------------------
 - short-term receivables                                   (C.III.)                                 642,187
-------------------------------------------------------------------------------------------------------------
 - financial assets                                         (C.IV.)                                5,030,936
-------------------------------------------------------------------------------------------------------------
Other assets                                                (D)                                    1,462,339
-------------------------------------------------------------------------------------------------------------

Total liabilities and shareholders' equity                                                        12,838,442
-------------------------------------------------------------------------------------------------------------
Shareholders' equity                                        (A)                                     -676,962
-------------------------------------------------------------------------------------------------------------
 - ordinary share capital                                   (A.I.)                                   937,700
-------------------------------------------------------------------------------------------------------------
 - capital funds                                            (A.II.)                                    1,036
-------------------------------------------------------------------------------------------------------------
 - retained earnings funds                                  (A.III.)                                  49,622
-------------------------------------------------------------------------------------------------------------
 - retained earnings from previous years                    (+ - A.IV.)                             -570,004
-------------------------------------------------------------------------------------------------------------
 - current period income/(loss)                             (+ - A.V.)                            -1,095,316
-------------------------------------------------------------------------------------------------------------
Liabilities                                                 (B)                                   12,276,323
-------------------------------------------------------------------------------------------------------------
 - statutory reserves                                       (B.I.1.)                                       0
-------------------------------------------------------------------------------------------------------------
 - other reserves                                           (B.I.2. + B.I.3.)                        964,386
-------------------------------------------------------------------------------------------------------------
 - long-term payables                                       (B.II.)                               10,282,091
-------------------------------------------------------------------------------------------------------------
 - short-term payables                                      (B.III.)                               1,029,846
-------------------------------------------------------------------------------------------------------------
 - bank loans                                               (B.IV.)                                        0
-------------------------------------------------------------------------------------------------------------
 - long-term bank loans                                     (B.IV.1.)                                      0
-------------------------------------------------------------------------------------------------------------
 - short-term bank loans                                    (B.IV.2.+B.IV.3.)                              0
-------------------------------------------------------------------------------------------------------------
Other liabilities                                           (C)                                    1,239,081
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
Signature of statutory representatives:                     Person responsible for    Person responsible for
                                                            bookkeeping:              financial statements:



Jozef Barta                                                 Thomas Cancro             Rob Bowker
-------------------------------------------------------------------------------------------------------------

              Income Statement for the year ended December 31, 2000 (prepared in accordance with Slovak statutory accounting principles)

EuroTel Bratislava, a.s.
Stefanikova 17
811 05 Bratislava

Telephone number: +421 2 4955 5087                 Fax number: +421 2 4955 5069

-----------------------------------------------------------------------------------------------------------------------
(in thousands SKK)                                                                                 Current acc. period
                                                                                                          (net)
-----------------------------------------------------------------------------------------------------------------------
Revenues from sale of merchandise                                     (I)                                      383,418
-----------------------------------------------------------------------------------------------------------------------
Cost of merchandise sold                                              (A)                                      796,696
-----------------------------------------------------------------------------------------------------------------------
 + Gross margin                                                                                               -413,278
-----------------------------------------------------------------------------------------------------------------------
Production                                                            (II)                                   5,527,485
-----------------------------------------------------------------------------------------------------------------------
Revenues from sale of own goods and services                          (II.1)                                 5,495,049
-----------------------------------------------------------------------------------------------------------------------
Change in amount of internal inventory                                (II.2)                                         0
-----------------------------------------------------------------------------------------------------------------------
Own work capitalised                                                  (II.3)                                    32,436
-----------------------------------------------------------------------------------------------------------------------
Production consumption                                                (B)                                    2,867,725
-----------------------------------------------------------------------------------------------------------------------
 + Value added                                                                                               2,246,482
-----------------------------------------------------------------------------------------------------------------------
Personal expenses                                                     (C)                                      428,818
-----------------------------------------------------------------------------------------------------------------------
Taxes and fees                                                        (D)                                        8,455
-----------------------------------------------------------------------------------------------------------------------
Other operational revenues                                            (III+VI)                                 123,782
-----------------------------------------------------------------------------------------------------------------------
Other operational expenses                                            (F+I)                                     58,983
-----------------------------------------------------------------------------------------------------------------------
Depreciation of tangible and amortization of intangible fixed assets  (E)                                    1,380,681
-----------------------------------------------------------------------------------------------------------------------
Release of reserves, provisions and accruals
to operational revenues                                               (IV+V)                                   857,808
-----------------------------------------------------------------------------------------------------------------------
Creation of reserves, provisions and accruals
to operational expenses                                               (G+H)                                    940,358
-----------------------------------------------------------------------------------------------------------------------
Transfer of operating revenues                                        (-) (VII)                                      0
-----------------------------------------------------------------------------------------------------------------------
Transfer of operating expenses                                        (-) (J)                                        0
-----------------------------------------------------------------------------------------------------------------------

 *Net operating income                                                                                       410,777
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
Financial revenues                                                    (VIII+IX+X+XIII+XIV)                     906,595
-----------------------------------------------------------------------------------------------------------------------
Financial expenses                                                    (K+N+O)                                1,450,475
-----------------------------------------------------------------------------------------------------------------------
Release of reserves and provisions to financial revenues              (XI+XII)                                 240,699
-----------------------------------------------------------------------------------------------------------------------
Creation of reserves and provisions to financial expenses             (L+M)                                    942,763
-----------------------------------------------------------------------------------------------------------------------
Transfer of financial revenues                                        (-) (XV)                                       0
-----------------------------------------------------------------------------------------------------------------------
Transfer of financial expenses                                        (-) (P)                                        0
-----------------------------------------------------------------------------------------------------------------------

 *Net income from financial operations                                                                      -1,245,944
-----------------------------------------------------------------------------------------------------------------------
Income tax payable from ordinary activities                           (R.1.)                                    18,154
-----------------------------------------------------------------------------------------------------------------------
Deferred tax from ordinary activities                                 (R.2.)                                   219,306
-----------------------------------------------------------------------------------------------------------------------

 ** Net income from ordinary activities                                                                     -1,072,627
-----------------------------------------------------------------------------------------------------------------------
Extraordinary revenues                                                (XVI)                                      4,484
-----------------------------------------------------------------------------------------------------------------------
Extraordinary expenses                                                (S)                                       27,173
-----------------------------------------------------------------------------------------------------------------------
Income tax payable from extraordinary activities                      (T.1.)                                         0
-----------------------------------------------------------------------------------------------------------------------
Income tax deferred from extraordinary activities                     (T.2.)                                         0
-----------------------------------------------------------------------------------------------------------------------

 *Net income from extraordianary activities                                                                    -22,689
-----------------------------------------------------------------------------------------------------------------------

 *** Net income for accounting period                                                                       -1,095,316
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
Signature of statutory representatives:                               Person responsible for   Person responsible for
                                                                      bookkeeping:             financial statements:



Jozef Barta                                                           Thomas Cancro            Rob Bowker
-----------------------------------------------------------------------------------------------------------------------

                            EuroTel Bratislava, a.s.

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                  EuroTel Bratislava, a.s.


                                            By:         /s/ Robert Chvatal
                                               ---------------------------
                                                            Robert Chvatal
                                                   Chief Executive Officer

                                            By:            /s/ Ivan Bosnak
                                               ---------------------------
                                                               Ivan Bosnak
                                                   Chief Financial Officer

   Date: June 4, 2002